                                               1934 Act Registration No. 1-14418
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------
                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2003

                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)



                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                               -------------------


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F [X]                 Form 40-F


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes                      No [X]


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-             .)

================================================================================

     This report contains (i) the press release dated July 31, 2003 of SK Telecom Co., Ltd. setting forth the non-consolidated results of operations of SK Telecom Co., Ltd. and its unaudited non-consolidated financial information as of and for its second quarter ended June 30, 2002 and 2003 prepared pursuant to and in accordance with Korean generally accepted accounting principles, or Korean GAAP, and (ii) the reconciliation of certain non-GAAP financial information to Korean GAAP pursuant to and in accordance with Regulation G.

     In this report on Form 6-K, unless the context indicates or otherwise requires, references to "we", "us", "our" or the "Company" shall mean SK Telecom Co., Ltd. and its consolidated subsidiaries, and references to "SK Telecom" shall mean SK Telecom Co., Ltd., but shall not include its consolidated subsidiaries.

     The financial information appearing in this report is stated in Korean Won. All references to "KRW," "Won" or "W" in this report are to the currency of Korea. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

     This report contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "project", "should", and similar expressions. Those statements include, among other things, the discussions of our business outlook and expected performance as well as other statements that are not historical facts. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

(i) PRESS RELEASE DATED JULY 31, 2003:

JULY 31, 2003


                          2nd Quarter Earnings for the
                           Period Ended June 30, 2003


            THE INFORMATION CONTAINED HEREIN IS BASED ON KOREAN GAAP.
                     IT IS UNAUDITED AND NON-CONSOLIDATED.




                               (SK TELECOM LOGO)


================================================================================
SEOUL, KOREA, JULY 31, 2003 - SK TELECOM CO., LTD. (KSE: 17670, NYSE: SKM) ("SKT" OR "THE COMPANY"), THE LEADING WIRELESS TELECOMMUNICATIONS COMPANY IN KOREA, TODAY ANNOUNCED THE RESULTS OF ITS OPERATIONS FOR THE SECOND QUARTER ENDED JUNE 30, 2003.
================================================================================

This material contains forward-looking statements with respect to the financial condition, results of operations and business of SK Telecom and plans and objectives of the management of SK Telecom. Statements that are not historical facts, including statements about SK Telecom's beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of SK Telecom to be materially different from any future results or performance expressed or implied by such forward-looking statements. SK Telecom does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this management presentation, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Such forward-looking statements were based on current plans, estimates and projections of SK Telecom and the political and economic environment in which SK Telecom will operate in the future, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and SK Telecom understates no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in SK Telecom's latest annual report on Form 20-F and in SK Telecom's other filings with The U.S. Securities and Exchange Commission (SEC).

CONTENTS


I.   FINANCIAL HIGHLIGHTS   ................................................  5

II.  FINANCIAL RESULTS   ...................................................  6
     1.       INCOME STATEMENT
     2.       CAPITAL EXPENDITURE
     3.       BALANCE SHEET

III. OPERATING RESULT   .................................................... 10

IV.  APPENDIX (FINANCIAL STATEMENTS)   ..................................... 11

V.   IR CONTACTS   ......................................................... 13

I.   FINANCIAL HIGHLIGHTS

o    SUMMARY OF INCOME STATEMENT

------------------------------------------------------------------------
(KRW BN)                 Q2 03    Q1 03    CHANGE(%)   Q2 02   CHANGE(%)
------------------------------------------------------------------------
REVENUE                  2,387    2,243        6%      2,113     13%
------------------------------------------------------------------------
OPERATING EXPENSES       1,570    1,492        5%      1,407     12%
------------------------------------------------------------------------
OPERATING INCOME           817      751        9%        705     16%
------------------------------------------------------------------------
Operating Margin            34%      33%                  33%
------------------------------------------------------------------------
NON-OPERATING INCOME       102       49      108%         80     28%
------------------------------------------------------------------------
NON-OPERATING EXPENSES     143      149       -4%        118     21%
------------------------------------------------------------------------
ORDINARY INCOME            776      650       19%        667     16%
------------------------------------------------------------------------
NET INCOME                 548      449       22%        461     19%
------------------------------------------------------------------------
Net Margin                  23%      20%                  22%
------------------------------------------------------------------------
EBITDA 1)                1,194    1,094        9%      1,052     13%
------------------------------------------------------------------------
EBITDA Margin               50%      49%                  50%
------------------------------------------------------------------------

1) EBITDA = Operating income + Depreciation + R&D related depreciation included in R&D expense


o    OTHER MAIN ITEMS

-----------------------------------------------------------------------------
(KRW BN)                    Q2 03      Q1 03   CHANGE(%)  Q2 02    CHANGE(%)
-----------------------------------------------------------------------------
WIRELESS INTERNET SALES       306        265      15%       160       91%
-----------------------------------------------------------------------------
% of Cellular Revenue          14%        13%                 9%
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
MARKETING EXPENSES            391        357      10%       352       11%
-----------------------------------------------------------------------------
  Marketing Commissions       300        264      14%       243       23%
-----------------------------------------------------------------------------
  Advertising                  91         93      -2%       108      -16%
-----------------------------------------------------------------------------
% of Revenue                   16%        16%                17%
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
CAPITAL EXPENDITURE           330        174      90%       412      -20%
-----------------------------------------------------------------------------
% of Revenue                   14%         8%                19%
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
INTEREST-BEARING DEBT       4,893      5,815     -16%     4,997       -2%
-----------------------------------------------------------------------------
Debt/Equity ratio (%)          89%       118%                86%
-----------------------------------------------------------------------------

II.  FINANCIAL RESULTS
1. INCOME STATEMENT
A. REVENUE

-----------------------------------------------------------------------------
(KRW BN)                    Q2 03      Q1 03     CHANGE(%)  Q2 02   CHANGE(%)
-----------------------------------------------------------------------------
SIGN-UP FEES                   44         45        -3%        48     -9%
-----------------------------------------------------------------------------
MONTHLY FEES                  722        718 1)      1%       698      4%
-----------------------------------------------------------------------------
VOICE REVENUE               1,054        955 1)     10%       939     12%
-----------------------------------------------------------------------------
  CALL CHARGES                938        849 1)     10%       848     11%
-----------------------------------------------------------------------------
  VAS AND OTHERS              115        105        10%        90     28%
-----------------------------------------------------------------------------
WIRELESS INTERNET SALES       306        265        15%       160     91%
-----------------------------------------------------------------------------
  % of Cellular Revenue        14%        13%                   9%
-----------------------------------------------------------------------------
TOTAL CELLULAR REVENUE      2,126      1,983         7%     1,845     15%
-----------------------------------------------------------------------------
INTERCONNECTION REVENUE       261        260         0%       268     -3%
-----------------------------------------------------------------------------
  L-M                         154        164        -6%       168     -8%
-----------------------------------------------------------------------------
  M-M                         107         96        11%       100      7%
-----------------------------------------------------------------------------
TOTAL REVENUE               2,387      2,243         6%     2,113     13%
-----------------------------------------------------------------------------

1) The revenue from "Free Tariff Scheme" was reflected in Monthly Fee in the previous quarter. Beginning 2nd quarter, this revenue will be reflected in Call Charge. As we have applied this change to the previous quarter retroactively, the figures for 1st quarter are different from the figures on 1st quarter earnings result material.


1)   VOICE REVENUE
     - 10% increase QoQ due to the increase in subscribers for free tariff schemes and VAS


NOTE) FREE TARIFF SCHEME
     - A tariff scheme which provide 8 to 11 hours of free service during weekend, holiday and late night when the call traffic is low at KRW 7,000 to 15,000 extra payment besides monthly fee.
     -    Free Tariff Scheme

          -------------------------------------------
                                   Q2 03        Q1 03
          -------------------------------------------
          REVENUE (KRW BN)          31.3         19.3
          -------------------------------------------


2)   WIRELESS INTERNET SALES
     - Due to the increase in Internet-enabled handsets and high-end handsets which generate higher wireless Internet ARPU (June, EV-DO, Color, 1X), wireless Internet sales increased 15% QoQ. Wireless Internet sales portion in total revenue excluding interconnection revenue steadily increased to 14% from 13% in the previous quarter.


3)   INTERCONNECTION REVENUE
     - L-M: 6% QoQ decrease due to the KT's direct connection to HLR, which resulted in reduction in interconnection revenue. (KRW 41 / minute- > KRW 36 / minute).
     -    M-M: 11% QoQ increase due to the increased MOU


NOTE) KT'S DIRECT CONNECTION TO HLR(HOME LOCATION REGISTER)
     - In the past, when a land-line (KT) caller called mobile (SKT) receiver, KT had to transfer the call to SKT to locate the receiver, thereby KT had to use some section of SKT-owned land-line. However, since KT was allowed to connect to SKT's HLR directly beginning April, KT can now locate the receiver allowing it to use minimum amount of SKT line. Thus, the interconnection rate between SKT and KT has been adjusted.

B. OPERATING EXPENSES

------------------------------------------------------------------------------
(KRW BN)                       Q2 03     Q1 03   CHANGE(%)   Q2 02   CHANGE(%)
------------------------------------------------------------------------------
WAGE AND EMPLOYEE BENEFITS        69       124     -44%         67       3%
------------------------------------------------------------------------------
COMMISSIONS                      558       525       6%        453      23%
------------------------------------------------------------------------------
  MARKETING COMMISSIONS          300       264      14%        243      23%
------------------------------------------------------------------------------
    INITIAL COMMISSIONS           81        75       8%         55      48%
------------------------------------------------------------------------------
    MONTHLY COMMISSIONS          102       104      -2%        103      -1%
------------------------------------------------------------------------------
    RETENTION COMMISSIONS        117        85      38%         86      37%
------------------------------------------------------------------------------
  FEES                           197       172      15%        174      13%
------------------------------------------------------------------------------
  OTHER COMMISSIONS               61        89     -32%         36      67%
------------------------------------------------------------------------------
ADVERTISING                       91        93      -2%        108     -16%
------------------------------------------------------------------------------
DEPRECIATION                     347       315      10%        326       6%
------------------------------------------------------------------------------
NETWORK INTERCONNECTION          236       181      30%        194      21%
------------------------------------------------------------------------------
  M-M                            136       121      13%        127       7%
------------------------------------------------------------------------------
  M-L                            100        61      65%         68      48%
------------------------------------------------------------------------------
LEASED LINE                       76        73       5%         71       7%
------------------------------------------------------------------------------
OTHER 1)                         193       181       7%        187       3%
------------------------------------------------------------------------------
TOTAL                          1,570     1,492       5%      1,407      12%
------------------------------------------------------------------------------

1)   For details, please refer to income statements in appendix


1)   WAGE AND EMPLOYEE BENEFITS
     - It was temporarily high in the previous quarter due to the payment of incentive bonus. Therefore, this quarter's wages decreased 44% QoQ.


2)   COMMISSIONS
     - MARKETING COMMISSIONS: 14% increase QoQ due to the increased handset change and some promotional events
     - FEES: 15% increase QoQ due to the payment of consulting fee for the formation of sub-committees within the Board and the establishment of corporate innovation strategy.


3)   DEPRECIATION
     -    10% increase QoQ due to the increase in depreciating assets.


4)   NETWORK INTERCONNECTION
     -    M-M: 13% increase QoQ due to the increased MOU.
     - M-L: 65% increase QoQ due to the share of KT114 directory service expense (KRW 40.6 bn for the loss from 1998~2001)


NOTE) SHARE OF KT 114 EXPENSE
     - The loss from the KT 114 occurred from 1998~2001 was all reflected in this quarter
     - The share of the KT 114 expense after the year 2002 will be negotiated. However, the amount after 2002 is expected to be less due to upward adjustment of information fee and cost reduction due to the spin-off of the 114 information service division.

C. NON-OPERATING ITEMS

-----------------------------------------------------------------------------------------------
(KRW BN)                                       Q2 03    Q1 03   CHANGE(%)    Q2 02    CHANGE(%)
-----------------------------------------------------------------------------------------------
NON-OPERATING INCOME                             102      49      108%         80        28%
-----------------------------------------------------------------------------------------------
  INTEREST INCOME                                 20      12       70%         13        58%
-----------------------------------------------------------------------------------------------
  INCOMING FEES                                   32      27       19%         26        27%
-----------------------------------------------------------------------------------------------
  OTHER 1)                                        49      10      400%         41        22%
-----------------------------------------------------------------------------------------------
NON-OPERATING EXPENSES                           143     149       -4%        118        21%
-----------------------------------------------------------------------------------------------
  INTEREST EXPENSES                              101      87       16%         81        25%
-----------------------------------------------------------------------------------------------
  DONATIONS                                       21      20        2%         20         5%
-----------------------------------------------------------------------------------------------
  LOSS ON DISPOSAL OF PROPERTY AND EQUIPMENT       1       2      -66%          1       -46%
-----------------------------------------------------------------------------------------------
  LOSS ON EQUITY METHOD                            5      11      -58%          0         -
-----------------------------------------------------------------------------------------------
  OTHER 1)                                        16      29      -48%         17       -12%
-----------------------------------------------------------------------------------------------

1)   For details, please refer to income statements in appendix.


1)   INTEREST INCOME
     - 70% increase QoQ due to the increase in quarterly average balance of cash & cash equivalent.


2)   OTHER NON-OPERATION INCOME
     - 400% increase QoQ due to the dividend income from KT shares which were held by the Company as of December 31, 2002 and the increase in foreign translation gain from the Won currency appreciation (1,252.9 won - > 1,193.1 won)


3)   INTEREST EXPENSES
     - 16% increase QoQ due to the increase in quarterly average balance of interest-bearing debt.


2. CAPITAL EXPENDITURE

---------------------------------------------------------------------------
(KRW BN)                  Q2 03      Q1 03   CHANGE(%)   Q2 02    CHANGE(%)
---------------------------------------------------------------------------
NETWORK                    245        87       181%       385       -36%
---------------------------------------------------------------------------
  95 A/B                    19         8       144%        36       -47%
---------------------------------------------------------------------------
  CDMA 2000 1X             145        65       122%       313       -54%
---------------------------------------------------------------------------
  BACKBONE AND OTHER        81        14       473%        35       128%
---------------------------------------------------------------------------
NON-NETWORK                 84        86        -2%        27       214%
---------------------------------------------------------------------------
  WIRELESS INTERNET         32        41       -23%        16        94%
---------------------------------------------------------------------------
  GENERAL SUPPORTING        40        37         8%        11       282%
---------------------------------------------------------------------------
  OTHERS                    12         8        56%         -         -
---------------------------------------------------------------------------
TOTAL CAPEX                330       174        90%       412       -20%
---------------------------------------------------------------------------

3. BALANCE SHEET

----------------------------------------------------------------------------
(KRW BN)                                 JUN 03        MAR 03      CHANGE(%)
----------------------------------------------------------------------------
TOTAL ASSETS                             12,993        13,104         -1%
----------------------------------------------------------------------------
  CURRENT ASSETS                          3,730         4,109         -9%
----------------------------------------------------------------------------
    CASH AND MARKETABLE SECURITIES        1,186         1,621        -27%
----------------------------------------------------------------------------
  INVESTMENT ASSETS                       1,397         2,352        -41%
----------------------------------------------------------------------------
  PROPERTY AND EQUIPMENT                  4,273         4,279          0%
----------------------------------------------------------------------------
  INTANGIBLE ASSETS                       3,592         2,364         52%
----------------------------------------------------------------------------
LIABILITIES                               7,475         8,166         -8%
----------------------------------------------------------------------------
  CURRENT LIABILITIES                     3,884         4,929        -21%
----------------------------------------------------------------------------
    SHORT-TERM BORROWINGS                   839         1,691        -50%
----------------------------------------------------------------------------
    CURRENT PORTION OF LONG-TERM DEBT     1,300         1,140         14%
----------------------------------------------------------------------------
  LONG-TERM LIABILITIES                   3,591         3,238         11%
----------------------------------------------------------------------------
    LONG-TERM DEBT                        2,754         2,984         -8%
----------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                      5,517         4,938         12%
----------------------------------------------------------------------------
DEBT/EQUITY RATIO (%) 1)                     89%          118%
----------------------------------------------------------------------------

1)   Debt/Equity Ratio = Interest-bearing Debt / Shareholders' Equity


1)   CASH AND MARKETABLE SECURITIES
     - As of June 30, 2003, Cash and Marketable Securities included the remaining trust fund balance (KRW 345 bn) and the fund for 3% stock buyback which are currently ongoing.


2)   INVESTMENT ASSETS
     - 41% decrease due to the decrease in investment securities (KRW 1 tn) from the merger with SK IMT.


3)   INTANGIBLE ASSETS
     - 52% increase due to the accrual of frequency usage right (KRW 1.3 tn) from the merger with SK IMT.


4)   SHAREHOLDERS' EQUITY
     - 12% increase due to the net income increase in this quarter and the adjustment because of the merger with SK IMT.


5)   DEBT/EQUITY RATIO
     - Improved from 118% to 89% due to the use of cash coming from the ABS issuance and the merger with SK IMT to repay the interest-bearing debt.

III. OPERATING RESULT

------------------------------------------------------------------------------------------------------
                                                Q2 03        Q1 03     CHANGE(%)   Q2 02     CHANGE(%)
------------------------------------------------------------------------------------------------------
SUBSCRIBERS ('000)                              17,857       17,628        1%      16,463        8%
------------------------------------------------------------------------------------------------------
  NET ADDS                                         229          408      -44%         462      -50%
------------------------------------------------------------------------------------------------------
  ACTIVATIONS                                      910          945       -4%       1,014      -10%
------------------------------------------------------------------------------------------------------
  DEACTIVATIONS                                    681          537       27%         552       23%
------------------------------------------------------------------------------------------------------
    Monthly Churn Rate(%)                          1.3%         1.0%                  1.1%
------------------------------------------------------------------------------------------------------
AVERAGE SUBSCRIBERS ('000)                      17,743       17,424        2%      16,194       10%
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
MONTHLY ARPU (KRW)                              44,841       42,895        5%      43,484        3%
------------------------------------------------------------------------------------------------------
  SIGN-UP FEE                                      829          868       -5%         997      -17%
------------------------------------------------------------------------------------------------------
  MONTHLY FEE & CALL CHARGE                     31,198       29,980        4%      31,827       -2%
------------------------------------------------------------------------------------------------------
  VAS & OTHER                                    2,169        2,011        8%       1,855       17%
------------------------------------------------------------------------------------------------------
  WIRELESS INTERNET                              5,743        5,068       13%       3,290       75%
------------------------------------------------------------------------------------------------------
  INTERCONNECTION                                4,902        4,968       -1%       5,516      -11%
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
MOU
------------------------------------------------------------------------------------------------------
  OUTGOING                                         201 1)       186        8%         194        4%
------------------------------------------------------------------------------------------------------
  INCOMING                                         119 1)       112        6%         115        4%
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
SUBSCRIBER BY HANDSET FEATURE ('000)
------------------------------------------------------------------------------------------------------
  1X(INCL. EV-DO)                               12,375       11,173       11%       6,669       86%
------------------------------------------------------------------------------------------------------
  EV-DO(INCL. JUNE)                              1,433          608      136%          NA       NA
------------------------------------------------------------------------------------------------------
  JUNE                                             829          393      111%          NA       NA
------------------------------------------------------------------------------------------------------
  COLOR                                          7,695        6,211       24%       2,062      273%
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
WIRELESS INTERNET ARPU BY HANDSET (KRW) 2)
------------------------------------------------------------------------------------------------------
  2G                                             1,351        1,419       -5%        1,470      -8%
------------------------------------------------------------------------------------------------------
  1X (EXCLUDING EV-DO)                           5,462        5,655       -3%        5,473       0%
------------------------------------------------------------------------------------------------------
  COLOR                                          9,726        9,329        4%        9,135       6%
------------------------------------------------------------------------------------------------------

1)   May and June MOU are estimates.

2) Excludes others in wireless Internet sales such as financial enabler, PDA, VMT, Solution/Platform sales, etc.

IV.  APPENDIX - INCOME STATEMENT

------------------------------------------------------------------------------------------------------------
(KRW MN)                                                  Q2 03                 Q1 03               Q2 02
------------------------------------------------------------------------------------------------------------
REVENUE                                                 2,386,829             2,242,746           2,112,530
------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES                                      1,570,014             1,491,808           1,407,144
------------------------------------------------------------------------------------------------------------
  WAGE AND EMPLOYEE BENEFITS                               68,984               123,926              66,824
  COMMISSIONS                                             557,577               525,085             453,409
  ADVERTISING                                              91,280                92,696             108,102
  DEPRECIATION                                            346,723               315,180             326,228
  NETWORK INTERCONNECTION                                 235,946               181,112             194,386
  LEASED LINE                                              76,383                72,894              71,195
  R&D EXPENSES                                             47,050                47,784              33,329
  RENT                                                     34,227                30,644              30,338
  FREQUENCY USAGE FEES                                     32,674                31,569              30,647
  BAD DEBT                                                  2,093                 3,731               6,431
  OTHERS                                                   77,076                67,187              86,256
------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                          816,815               750,938             705,386
------------------------------------------------------------------------------------------------------------
NON-OPERATING INCOME                                      101,655                48,691              79,543
------------------------------------------------------------------------------------------------------------
  INTEREST INCOME                                          20,042                11,813              12,706
  INCOMING FEES                                            32,404                27,082              25,566
  GAIN ON DISPOSAL OF PROPERTY AND EQUIPMENT                  440                   276                 292
  GAIN ON EQUITY METHOD                                         0                     0               4,065
  FOREIGN EXCHANGE AND TRANSLATION GAINS                   11,090                 2,453              33,759
  OTHER                                                    37,678                 7,067               3,155
------------------------------------------------------------------------------------------------------------
NON-OPERATING EXPENSES                                    142,516               149,479             118,195
------------------------------------------------------------------------------------------------------------
  INTEREST EXPENSES                                       100,648                86,734              80,535
  DONATIONS                                                20,562                20,102              19,540
  LOSS ON DISPOSAL OF PROPERTY AND EQUIPMENT                  739                 2,194               1,374
  LOSS ON EQUITY METHOD                                     4,777                11,405                   -
  FOREIGN EXCHANGE AND TRANSLATION LOSS                       224                11,796               3,189
  LOSS ON IMPAIRMENT OF INVESTMENT SECURITIES               2,300                16,417                   -
  LOSS ON DISPOSAL OF INVESTMENT ASSETS                       102                    77               1,743
  OTHER                                                    13,164                   753              11,813
------------------------------------------------------------------------------------------------------------
ORDINARY INCOME                                           775,954               650,149             666,734
------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                775,954               650,154             666,734
------------------------------------------------------------------------------------------------------------
  INCOME TAXES                                            227,783               201,480             205,754
------------------------------------------------------------------------------------------------------------
NET INCOME                                                548,171               448,674             460,979
------------------------------------------------------------------------------------------------------------

IV.  APPENDIX - BALANCE SHEET

-----------------------------------------------------------------------------------------------------------
(KRW MN)                                                         JUN 03                           MAR 03
-----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                   12,992,667                       13,104,257
-----------------------------------------------------------------------------------------------------------
  CURRENT ASSETS                                                3,730,287                        4,108,732
-----------------------------------------------------------------------------------------------------------
    CASH AND MARKETABLE SECURITIES                              1,186,456                        1,620,876
    ACCOUNTS RECEIVABLE - TRADE                                 1,351,740                        1,253,421
    SHORT-TERM LOANS                                               25,720                           27,640
    ACCOUNTS RECEIVABLE - OTHER                                 1,006,839                        1,103,879
    INVENTORIES                                                     6,668                            9,872
    OTHER                                                         152,864                           93,045
-----------------------------------------------------------------------------------------------------------
  INVESTMENT ASSETS                                             1,396,980                        2,352,419
-----------------------------------------------------------------------------------------------------------
    LONG-TERM INVESTMENT SECURITIES                             1,053,172                        2,010,099
    LONG-TERM LOANS                                                51,381                           54,215
    GUARANTEE DEPOSITS                                            238,132                          240,170
    OTHER                                                          54,295                           47,935
-----------------------------------------------------------------------------------------------------------
  PROPERTY AND EQUIPMENT                                        4,272,990                        4,279,040
-----------------------------------------------------------------------------------------------------------
    LAND                                                          440,187                          439,270
    BUILDING AND FIXTURE                                          797,014                          775,553
    EQUIPMENT                                                   2,437,817                        2,499,356
    CONSTRUCTION IN PROGRESS                                      265,465                          233,958
    OTHER                                                         332,507                          330,904
-----------------------------------------------------------------------------------------------------------
  INTANGIBLE ASSETS                                             3,592,410                        2,364,066
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
LIABILITIES                                                     7,475,245                        8,166,462
-----------------------------------------------------------------------------------------------------------
  CURRENT LIABILITIES                                           3,884,009                        4,928,846
-----------------------------------------------------------------------------------------------------------
    ACCOUNTS PAYABLE                                              664,114                          903,446
    SHORT-TERM BORROWINGS                                         838,669                        1,691,326
    INCOME TAXES PAYABLE                                          404,100                          411,083
    ACCRUED EXPENSES                                              431,718                          359,974
    CURRENT PORTION OF LONG-TERM DEBT                           1,299,690                        1,139,794
    OTHER                                                         245,718                          423,223
-----------------------------------------------------------------------------------------------------------
  LONG-TERM LIABILITIES                                         3,591,237                        3,237,617
-----------------------------------------------------------------------------------------------------------
    LONG-TERM DEBT                                              2,754,360                        2,984,162
    FACILITY DEPOSITS                                              43,676                           45,249
    ACCRUED SEVERANCE INDEMNITIES                                  67,391                           55,448
    OTHER                                                         725,809                          152,758
-----------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                                            5,517,422                        4,937,794
-----------------------------------------------------------------------------------------------------------
  CAPITAL STOCK                                                    44,639                           44,576
  CAPITAL SURPLUS                                               2,916,150                        2,884,355
  RETAINED EARNINGS                                             4,735,173                        4,184,402
  CAPITAL ADJUSTMENTS                                          -2,178,540                       -2,175,539
    TREASURY STOCK                                             -2,067,784                       -2,047,087
    UNREALIZED LOSS ON VALUATION OF
     LONG-TERM INVESTMENT SECURITIES                             -113,916                         -131,322
    STOCK OPTIONS                                                   3,160                            2,870
-----------------------------------------------------------------------------------------------------------

V.   IR CONTACTS

-----------------------------------------------------------------------------------------------------------
IR OFFICE
-----------------------------------------------------------------------------------------------------------
MR. TAE-JIN PARK            HEAD OF IR TEAM            + 82-2) 2121-4212           TJPARK@SKTELECOM.COM
MR. UK JANG                 MANAGER                    + 82-2) 2121-4215           UJANG@SKTELECOM.COM
MR. WOO-JIN CHOI            ASSISTANT MANAGER          + 82-2) 2121-4554           CH8031@SKTELECOM.COM
MR. HANNAH KIM              ASSISTANT MANAGER          + 82-2) 2121-4542           HANNAH@SKTELECOM.COM
-----------------------------------------------------------------------------------------------------------


THANK YOU.

(II) RECONCILIATION PURSUANT TO AND IN ACCORDANCE WITH REGULATION G:


1. FREE CASH FLOW. Our free cash flow target for 2003 is estimated to be approximately KRW 1.6 trillion.

     Reconciliation of free cash flow to operating income under Korean GAAP:

         ----------------------------------------------------------------------------------------
         Operating Income * (1-tax rate)                              KRW 3.0 tn * (1-29.7%)
         ----------------------------------------------------------------------------------------
         Depreciation expense in cash flow statement                        KRW 1.55 tn
         ----------------------------------------------------------------------------------------
         Capital Expenditure                                               (KRW 1.95 tn)
         ----------------------------------------------------------------------------------------
         Change in net working capital                                     (KRW 0.1 tn)
         ----------------------------------------------------------------------------------------
         FREE CASH FLOW                                                     KRW 1.6 TN
         ----------------------------------------------------------------------------------------


2. EBITDA MARGIN TARGET. Our EBITDA margin target for 2003 is estimated to be approximately 48%.

     A.   Reconciliation of EBITDA to operating income under Korean GAAP:

         ----------------------------------------------------------------------------------------
         Operating Income                                                   KRW 3.0 tn
         ----------------------------------------------------------------------------------------
         Depreciation expense in cash flow statement                        KRW 1.55 tn
         ----------------------------------------------------------------------------------------
         EBITDA                                                             KRW 4.55 tn
         ----------------------------------------------------------------------------------------

         ----------------------------------------------------------------------------------------
         REVENUE                                                            KRW 9.5 tn
         ----------------------------------------------------------------------------------------

         ----------------------------------------------------------------------------------------
         EBITDA MARGIN                                                          48%
         ----------------------------------------------------------------------------------------


     B.   Reconciliation of FY 2003 EBITDA to operating income under Korean GAAP

         FY 2003 FIRST QUARTER EBITDA
         ----------------------------------------------------------------------------------------
         Operating Income                                         KRW 751 BN
         ----------------------------------------------------------------------------------------
         Depreciation expense in cash flow statement              KRW 343 BN
         ----------------------------------------------------------------------------------------
         EBITDA                                                   KRW 1,094 BN
         ----------------------------------------------------------------------------------------


         FY 2003 SECOND QUARTER EBITDA
         ----------------------------------------------------------------------------------------
         Operating Income                                         KRW 817 BN
         ----------------------------------------------------------------------------------------
         Depreciation expense in cash flow statement              KRW 377 BN
         ----------------------------------------------------------------------------------------
         EBITDA                                                   KRW 1,194 BN
         ----------------------------------------------------------------------------------------

3. ASSUMPTIONS. With respect to our (i) estimate of free cash flow target for 2003 of approximately KRW 1.6 trillion and (ii) estimate of EBITDA margin target for 2003 of approximately 48%, we have made the following principal assumptions, among others:

     - We achieve our number of wireless subscribers target for 2003 of approximately 18.7 million.

     - The average revenues per user (excluding interconnection fees) for 2003 increases slightly.

     - We are not adversely affected by changes in the Ministry of Information and Communication's interconnection policies during 2003.

     - The number of 2.5G handset holders increases by approximately 50% during 2003.

     - The number of EV-DO subscribers increases to approximately 3.7 million by the end of 2003.

     - The number of color handset holders increases to approximately 10 million by the end of 2003.

     - The wireless market penetration rate in Korea is in the range of 72% to 73% by the end of 2003.

     - Our market share of the Korean wireless market increases to approximately 53% by the end of 2003.

     -    Our capital expenditures for 2003 is approximately KRW 1.95 trillion.

     -    Our depreciation cost for 2003 increases at a rate of approximately
          15%.

     -    Our marketing expenses for 2003 increases at a rate of approximately
          5%.

     -    Our accounts receivable for 2003 increases at a rate of approximately
          10%.


4. ADDITIONAL FACTORS. In addition to the foregoing assumptions, important factors that could cause our actual results to differ materially from estimates or projections contained in the forward-looking statements of this report include:

     - the effects of competition in the Korean wireless market, including the possible introduction of new competitive services or technologies by our competitors;

     - the costs and business risks associated with providing new services and entering new markets necessary to provide wireless services;

     - any adverse change in the ratings afforded our debt securities by ratings agencies;

     -    our ability to continue to attract and retain wireless subscribers;

     - our ability to improve our profitability and reduce our cash requirements;

     -    uncertainties related to our strategic investments;

     - the impact of any unusual items resulting from ongoing evaluations of our business strategies;

     - the possible impact of changes in political, economic or other factors such as monetary policy, legal and regulatory changes, or other external factors over which we have no control; and

     - other risks disclosed from time to time in our filings with the Securities and Exchange Commission ("SEC").

     You should not place undue reliance on these forward-looking statements, which are based on current expectations and speak only as of the date of this report. We are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring or existing after the date of this report. We provide a detailed discussion of risk factors in periodic SEC filings, including Form 20-F, and you are encouraged to review these filings.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SK TELECOM CO., LTD.



                                            BY: /S/ SUNG HAE CHO
                                            Name:  Sung Hae Cho
                                            Title: Vice President
                                            IR Office


Date: August 22, 2003